UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1

Globalstar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378973408

(CUSIP Number)

Gerald S. Greenberg, Esq.

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, OH  45202

(513) 381-2838

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Globalstar Holdings, LLC 41-2116509

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	Sec Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 38,640,750

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 38,640,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,640,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 29.6%

14	Type of Reporting Person* OO

CUSIP No. 378973408

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Thermo Funding Company LLC 84-6331739

2	Check the Appropriate Box if a Member of a Group *
	(a)	☒
	(b)	☐

3	Sec Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 36,631,463

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 36,631,463

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,631,463

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person* OO

CUSIP No. 378973408

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Globalstar Satellite, LP 33-1077009

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	Sec Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 618,558

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 618,558

11	Aggregate Amount Beneficially Owned by Each Reporting Person 618,558

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.005%

14	Type of Reporting Person* PN

CUSIP No. 378973408

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) James Monroe III

2	Check the Appropriate Box if a Member of a Group *
	(a)	☒
	(b)	☐

3	Sec Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 76,605,771

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 76,605,771

11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,605,771

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.68%

14	Type of Reporting Person* IN

Globalstar Holdings, LLC, Thermo Funding Company, LLC, Globalstar Satellite, L.P. and James Monroe III are sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

This filing amends the Schedule 13D filed December 24, 2008 to amend Items 3, 4 and 5 as follows:

Item 3.	Source and Amount of Funds or Other Considerations.

The aggregate purchase price of the 12,8678,897 shares of the Common Stock purchased by Thermo Funding on December 12 and 16, 2008 was $2,940,469.  The source of funding for such purchases was general working capital.

Since the filing of the Reporting Persons’ Schedule 13D on December 24, 2008, Thermo Funding Company acquired 1,391,430 shares of Common Stock for an aggregate purchase price of $1.0 million and exchanged $7.5 million of outstanding loan indebtedness for 10,000,000 shares of Common Stock.  The source of funding for the purchases was general working capital.

Item 4.	Purpose of Transaction.

Thermo Funding acquired the shares of Common Stock described in Item 3 for the purpose of increasing the equity position of the Reporting Persons, providing additional working capital to Globalstar, Inc. and reducing the debt of Globalstar, Inc.  The Reporting Persons considered the Common Stock to be an attractive investment at the price levels at which they acquired the shares of Common Stock.  The Reporting Persons may acquire additional shares of Common Stock in the future.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which related to or would result in:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)          An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)          Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)             Any other material change in the issuer’s business or corporate structure;

(g)          Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)          Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)              Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)              Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors has discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above.  Mr. Monroe participates in those discussions as Chairman of the Board.  The Company has announced its intentions to seek additional equity and debt financing that may affect its capitalization.

Item 5.	Interest in Securities of Issuer.

According to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as of May 5, 2009, the Company had 130,544,872 shares of Common Stock outstanding.  The Reporting Persons have the following interests in the Common Stock:

Globalstar Holdings, LLC

(a)           See page 2, nos. 11 and 13.

(b)          See page 2, nos. 7-10.

(c)           None.

(d)          None.

(e)           Not Applicable.

Thermo Funding Company LLC

(a)           See page 3, nos. 11 and 13.

(b)          See page 3, nos. 7-10.

(c)           Acquisitions by Thermo Funding Company, LLC within the last 60 days pursuant to privately negotiated transactions:

Date	Number of shares	Price per share
April 29, 2009	746,269	$0.67
May 12, 2009	645,161	$0.775
May 15, 2009	10,000,000	$0.75

(d)          None.

(e)           Not Applicable.

Globalstar Satellite, L.P.

(a)           See page 4, nos. 11 and 13.

(b)          See page 4, nos. 7-10.

(c)           None.

(d)          None.

(e)           Not Applicable.

James Monroe III

(a)           See page 5, nos. 11 and 13.

(b)          See page 5, nos. 7-10.

(c)           None.

(d)          None.

(e)           Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 18, 2009

GLOBALSTAR HOLDINGS, LLC

By:	/s/*
James Monroe III, Manager
Dated: May 18, 2009

THERMO FUNDING COMPANY LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: May 18, 2009

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner
Dated: May 18, 2009

/s/*
James Monroe III
Dated: May 18, 2009

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: May 18, 2009